1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE September 24, 2020	TSXV:ITR ; NYSE American : ITRG www.integraresources.com

INTEGRA RESOURCES INTERSECTS 16.73 g/t AuEq OVER 6.25 m WITHIN 2.82 g/t AuEq OVER 87.48 m AT FLORIDA MOUNTAIN

  Integra continues to intersect high-grade gold and silver at Florida Mountain. Highlight intercepts include:
    Drill Hole FME-20-084
      1.51 grams per tonne ("g/t") gold ("Au") and 102.12 g/t silver ("Ag") (2.82 g/t gold equivalent ("AuEq")) over 87.48 meters ("m")
        Including 8.91 g/t Au and 607.55 g/t Ag (16.73 g/t AuEq) over 6.25 m
        Including 7.57 g/t Au and 652.54 g/t Ag (15.96 g/t AuEq) over 1.37 m
    Drill Hole FME-20-80
      11.75 g/t Au and 1,951.88 g/t Ag (36.87 g/t AuEq) over 1.68 m
        Including 25.29 g/t Au and 3,841.14 g/t Ag (74.73 g/t AuEq) over 0.76 m
    Drill Hole FME-20-081
      11.07 g/t Au and 1,480.13 g/t Ag (30.12 g/t AuEq) over 0.61 m
  Five drill holes representing approximately 1,500 m of the 7,000 m exploration drill program at the Florida Mountain Deposit intersected significant high-and-low-grade gold and silver mineralization both within and below the existing NI 43-101 resource boundary. Approximately, 2,625 m remain to be drilled at Florida Mountain.
  Large geophysical anomaly recently discovered through Induced Polarization ("IP") Geophysical surveys immediately west of Florida Mountain in an area that has seen very limited historic drill testing.
  The Company has completed 2,800 m of metallurgical drilling to date in 2020 to characterize recovery variability within oxide and transitional mineralization. Data from this program is currently being used to optimize processing options at DeLamar and Florida Mountain, and advance metallurgical knowledge toward a pre-feasibility level on both Deposits. Results of note in this drilling include:
    Drill Hole IDM-20-165
      17.45 g/t Au and 56.22 g/t Ag (18.18 g/t AuEq) over 2.29 m
    Drill Hole IDM-20-172
      0.30 g/t Au and 61.30 g/t Ag (1.09 g/t AuEq) over 92.81 m
  Two exploration drill rigs are currently in operation at Florida Mountain, and a third exploration drill rig is currently drill testing high-grade targets at War Eagle. Assays are pending for both targets.

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSX-V:ITR; NYSE American: ITRG) is pleased to announce further exploration results from the 2020 Florida Mountain exploration program at the DeLamar Project, situated in Owyhee County in southwest Idaho. The drill and geophysics results outlined today continue to underscore the strong exploration potential that exists in near-deposit targets at Florida Mountain.

"With three exploration drill rigs in operation at the DeLamar Project, today's drill results continue to demonstrate the potential for a significant high-grade resource at Florida Mountain," commented George Salamis, President and CEO of Integra Resources. "In addition to today's strong drill results, the first IP geophysics campaign at Florida Mountain has identified a large chargeability anomaly immediately west of the current NI 43-101 resource that coincides strongly with soil geochemistry. In addition to the aggressive 16,000 m exploration drill campaign underway, this year's extensive IP geophysics work is progressing rapidly. The results to date have continued to correlate strongly with known mineralization, while simultaneously identifying new areas that are yet to be drill tested."

Florida Mountain Drill Results

The following table highlights selected intercepts from the Florida Mountain drill holes announced today:

Drill Hole Number	From (m)	To (m)	Interval (m) (1)	g/t Au(2)	g/t Ag(2)	g/t AuEq(3)
FME-20-079	51.82	99.67	47.85	0.40	7.68	0.50
FME-20-080	209.09	241.10	32.00	0.51	27.27	0.86
FME-20-080 Incl:	304.80 305.71	306.48 306.48	1.68 0.76	11.75 25.29	1,951.88 3,841.14	36.87 74.73
FME-20-80	321.87	324.31	2.44	0.01	354.47	4.57
FME-20-081	244.30	244.91	0.61	11.07	1,480.13	30.12
FME-20-083	101.50	151.79	50.29	0.44	8.04	0.54
FME-20-084 Incl: Incl: Incl: Incl STOPE(4): Incl: Incl:	1.98 1.98 16.67 24.69 34.14 41.76 86.87	89.46 8.23 19.20 27.74 39.50 43.13 88.09	87.48 6.25 2.53 3.05 5.36 1.37 1.22	1.51 8.91 5.64 0.90 0.00 7.57 10.80	102.12 607.55 245.38 607.50 0.00 652.54 5.85	2.82 16.73 8.79 8.72 0.00 15.96 10.87

(1) Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio)

(2) Intervals reported are uncapped

(3) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70)

(4) For the interval that was previously mined/stoped and was therefore unrecoverable and unverifiable, a grade of 0 g/t Au was inserted for compositing.

To view a plan map showing the drill hole locations of today's results at Florida Mountain, please click the following link:

https://www.integraresources.com/site/assets/files/2572/plan_view_-_updated.pdf

The intercepts reported today consist of mineralization with wide-spread low-grade gold-silver values, crosscut and underlain by narrower high-grade, steeply dipping low-sulphidation quartz-adularia veins. Widespread intercepts from shallow oxide and transitional resource definition drilling conducted by Integra over the previous two years has confirmed potentially mineable widths and grades for these high-grade structures.

Integra's exploration team has modeled 7 high-grade vein structures that appear similar in size and orientation to the historically productive high-grade Trade Dollar - Black Jack vein system. Most historic underground production stemmed from the Trade Dollar - Black Jack vein, while the remaining 6 veins saw limited production up until mining operations ceased with the start of World War 1.  Geometrically, the veins occur in the form of plunging shoots over an altitude difference of approximately 300 m below the apex of Florida Mountain. Strike lengths of the individual shoots tend to be 100 m to 200 m long and with widths of between 1 m and 8 m.

This recently improved model of high-grade veins at Florida Mountain provided much of the fundamental data that helped design the drill program currently underway. In today's results, drill hole FME-20-084 intercepted several of the high-grade plunging shoots in a target area where Integra geologists have modelled the northern extension of the Trade Dollar - Black Jack vein.  Deep intersects on drill hole FME-20-80 have intercepted the extension of the Alpine Vein, one of the six veins west of the Trade Dollar - Black Jack vein. Since 2018, Integra has drilled 13 drill holes at Florida Mountain that have intersected the targeted high-grade shoots. Of these 13 drill holes, 8 drill holes intersected sufficiently encouraging widths and grades to warrant further exploration for potentially underground mineable mineralization at Florida Mountain.  To date, only a small percentage of these prospective vein structures have been drill tested.

Induced Polarization Geophysics Results

The Company recently completed the first 4 lines of a 12-line IP geophysics program over Florida Mountain. IP has proven to be a very effective tool for target generation in the DeLamar District because of the association of disseminated sulfide alteration with gold and silver mineralization.  The IP data released today delineates an anomaly 1,200 m in length to the west of the NI 43-101 Resource Estimate at Florida Mountain in an area known as Rich Gulch. This anomaly coincides with an arsenic ("As") and Au soil geochemistry anomaly. Historic drilling within the delineated zone of high-chargeability reported the following select intercepts:

Drill Hole Number*	From (m)	To (m)	Interval (m)	g/t Au
SRDH6	0.0	53.34	53.34	11.13
F0500	74.68	123.44	48.76	0.94
F0482	1.52	35.05	33.53	0.79

*The historic drill data reported in this release was developed by previous operators of the Florida Mountain Project prior to the introduction of NI43-101. Historic drill intersections are reported as drilled thicknesses. True widths of the mineralized intervals are estimated to be less than 75% of the reported widths. The historic drill data was sourced from Kinross/Nerco DeLamar Mine exploration and production data and reports. Integra Resources is providing this historic data for informational purposes only, and gives no assurance as to its reliability or relevance. Integra Resources has not completed any quality assurance program or applied quality control measures to the historic data. Accordingly, the historic data should not be relied upon.

To view a south looking cross section displaying chargeability in context of soil surface sampling data at Florida Mountain, please click the following link:

https://www.integraresources.com/site/assets/files/2572/ip_chargeability_diagram_-_rich_gulch.pdf

Metallurgical Testwork Drill Highlights

The following table highlights notable intercepts from the 2020 Metallurgical testwork drill holes announced today:

Drill Hole Number	Location	From (m)	To (m)	Interval (m) (1)	g/t Au(2)	g/t Ag(2)	g/t AuEq(3)
IDM-20-165	South Wahl	8.23	10.52	2.29	17.45	56.22	18.18
IDM-20-172	Milestone	49.53	142.34	92.81	0.30	61.30	1.09

(1) Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio)

(2) Intervals reported are uncapped

(3) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70)

The 2020 metallurgical drill program has been designed to characterize recovery variability within the oxide and transitional mineralization at the DeLamar Project. The program seeks to further optimize processing options at DeLamar and Florida Mountain, and advance the Company's metallurgical knowledge as Integra moves toward a pre-feasibility level on both Deposits in 2021.

Notable drill results from the program to date, in addition to the expected runs of mineralization in line with the current NI 43-101 resource, are provided in the table above. These results underscore the potential for high grade in historic structures that have not been the target of much modern exploration drilling, as well as the strong potential to increase the current resource as Integra aims to push all current drill holes beyond and below its boundary.

Next Phases of the 2020 Exploration Drill Program

At present, two exploration drill rigs continue to target high-grade vein structures on Florida Mountain, while a third exploration drill rig is on War Eagle Mountain where it has recently moved to test the soil geochemical anomaly identified in 2019.  Florida Mountain drilling continues to test the "proof-of-concept" for high-grade underground veins. A second phase of drilling at Florida Mountain will shift the focus to drill testing the north and south extensions to the near-surface oxide and transitional mineralization.  Results to date of the Project-wide 2020 exploration drill program have been released for 3,050 m of the proposed 16,000 m program.

Following drilling at Florida Mountain and War Eagle, drill rigs will then move to the Blacksheep Area and the Deadwood Ridge Area that lie northwest of the DeLamar Deposit, where approximately 3,000 m of exploration drilling is planned to test several significant soil geochemical and IP anomalies. A recent rock chip sampling program was completed over the outcropping vein zone at Georgianna in the southern half of Black Sheep. In addition, a zone approximately 300 m x 100 m of intense stockwork vein mineralization was delineated at the Lucky Days target also in Blacksheep.

Below is a table highlighting selective rock chip samples from these programs:

Sample	Prospect	Type	AuEq	Au Final (ppm)	Ag Final (ppm)
102512	Lucky Day	Rock Chip	3.724	0.291	266.77
102513	Lucky Day	Rock Chip	2.264	0.184	161.63
102527	Lucky Day	Rock Chip	4.339	0.857	270.55
102543	Lucky Day	Subcrop	1.429	0.327	85.63
102300	Argentum	Float	1.339	0.145	92.78
483428	Georgianna	Rock Chip	1.687	0.125	121.40
483464	Georgianna	Rock Chip	1.848	0.146	132.27
101353	Georgianna	Float	14.738	13.328	109.57
101440	Georgianna	Outcrop	2.457	1.120	103.90
101609	Lucky Day	Float	1.541	0.027	117.67

To view a map of Blacksheep, click here: https://vrify.com/explore/decks/9550

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5 acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by E. Max Baker PhD. (FAusIMM), Integra's Vice President Exploration, of Reno, Nevada, and is a "Qualified Person" ("QP") as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects.

About Integra Resources

Integra is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar Gold-Silver Project in Idaho, USA. Integra is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600 M in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver Deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing a robust economic study in its maiden Preliminary Economic Assessment. The Company is currently focused on resource growth through brownfield and greenfield exploration and the start of pre-feasibility level studies designed to advance the DeLamar Project towards a potential construction decision. For additional information, please reference the "Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA (October 22, 2019)."

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward looking and other cautionary statements

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. . In this news release, forward-looking statements relate, among other things, to: statements about the estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of mineral properties or programs; future operations; future exploration prospects; the completion and timing of mineral resource estimates and PEA; future growth potential of Integra; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated or intended.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The terms "mineral resource", "measured mineral resource", "indicated mineral resource", "inferred mineral resource" used herein are Canadian mining terms used in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time (the "CIM Definition Standards"). Inferred mineral resources' have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. These definitions differ from the definitions in the United States Securities and Exchange Commission (the "SEC") Industry Guide 7 ("Industry Guide 7"). United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Under Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made. While the terms "mineral resource", "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under Industry Guide 7 and historically they have not been permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public under Industry Guide 7 by U.S. companies in SEC filings.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.